

March 6, 2012

<u>Via E-mail</u>
Mr. Daniel R. Peralta
President and Chief Executive Officer
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Boulevard, Suite 1103
Scottsdale, Arizona 85260

      Re: **Delta Mutual, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed May 16, 2011
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed April 15, 2010
              File No. 000-30563

Dear Mr. Peralta:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief

cc: Michael Paige, Esq.